Exhibit 99.1

For Immediate Release

BESRA REPORTS INCREASED PRODUCTION AND REVENUES

FOR ITS SECOND QUARTER OF FISCAL YEAR 2013

Toronto, Ontario - February 19, 2013 – BESRA (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FSX: OP6) announces its second quarter operating and financial results for the quarter ending December 31, 2012. Besra reports in United States dollars unless otherwise indicated.

Second Quarter Highlights

•	Increase of NI43-101 resource by 42 percent at Jugan Hill to measured and indicated 870,500 ounces and inferred 89,900 ounces and by 9.4 percent for the Bau Goldfield.

•	Record monthly gold recovery at both Phuoc Son and Bong Mieu process plants from 92 to 94 percent and 80 to 87 percent, respectively.

•	Throughput at Phuoc Son Plant increased sustainably to 1,200 tonnes per day.

•	Granted a 20-year mining license for Jugan, Sirenggok and Jambusan in Bau, Malaysia.

•	Reduced fully diluted share capital by over thirty-six million shares by restructuring and extension of existing corporate debt lowering the effective interest.

•	Formed a strategic banking alliance with a Vietnamese banking partner.

•	In early January 2013 settled Tranche 3c at North Borneo Gold Sdn Bhd, bringing current effective holding in Bau to 85.05 percent.

•	Completed re-branding as Besra (formerly Olympus Pacific Minerals Inc., See Besra Press release dated November 20, 2012).

Summary of Operations
	3 months	3 months
US$	Dec 31, 2012	Sept 30, 2012
Sales	21,546,213	19,169,500
Mine operating costs
Costs of sales	8,276,825	9,951,426
Royalty expense	2,790,972	2,203,781
Environmental fees	945,091	791,433
Depreciation and amortization	5,663,795	4,661,534
	17,676,683	17,608,174
Earnings from mine operations	3,869,530	1,561,326

Gold produced (oz)	16,204	11,912
Gold sold (oz)	12,570	11,625
Ore milled (tonnes)	120,257	96,189
Grade (g/t Au)	4.49	4.31
Cash operating cost per ounce sold (US$)	956	1,112
All-in costs(1)	1,357	1,496
(1) All-in costs includes all cash operating costs including corporate administration and sales based taxes. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax.

Cash Flow
	3 months	3 months
US$	Dec 31, 2012	Sept 30, 2012
Cash provided from operating activities	4,012,341	2,910,684
Investment in exploration & development	(2,265,935)	(2,732,236)
Investment in plant & equipment	(584,623)	(485,132)
Debt repayments	(841,144)	(449,568)
Proceeds from loans	-	1,744,781
Increase in cash during period	320,639	988,529

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Phuoc Son Operations ending December 31, 2012 Compared to Prior Quarter

•	Gold sales at $16,115,414 increased 21%

•	Ore milled (tonnes) of 82,176 increased 38%

•	Gold produced (oz) of 12,083 increased 53%

•	Cash operating cost per ounce of $969 decreased 13%

Bong Mieu Operations ending December 31, 2012 Compared To Prior Quarter

•	Gold sales of $5,430,799 decreased 7%

•	Cost of sales of $2,429,268 decreased 31%

•	Gold produced (oz) of 4,121 increased 3%

•	Cash operating costs per oz of $915 decreased 18%

During the quarter ended December 31, 2012, the Company produced 16,204 ounces of gold and sold 12,570 ounces of gold, the difference being the partial payment of gold loan principal in the amount of 2,305 ounces and an increased holding of gold inventory at the end of December 2012. The final payment under the original gold loan is scheduled on May 31, 2013.

The company continued to incrementally increase production quarter on quarter ensuring production for the 2013 fiscal year will remain in line with our market guidance of 60-65k oz per annum. During the second half of 2013 the Company plans to increase processing capacity to allow processing at Phuoc Son plant at 1,400tpd from July 2013. This increased processing capacity facilitates increased production in the 2014 fiscal year of 70-75k oz per annum.

Despite a drop in grade at Phuoc Son we have increased daily throughput from 500tpd to 1,200tpd sustainably and managed to ensure that costs per tonne are declining.

In November 2012 the Company successfully restructured and extended the maturity of its current debt reducing the current portion of debt by $4.4m and reducing the fully diluted share capital by 36 million shares.

About BESRA

In keeping with the Company’s objectives we are on target to meet our market guidance on production this fiscal year and have a higher target for the next fiscal year. Production from our Vietnamese mining properties is increasing and those properties have mine-life extension upside. (While currently having a limited reserve-backed mine life, their narrow vein nature provides potential for continued resource upgrades). We have exciting in-country growth prospects subject to agreeing to appropriate fiscal arrangements with the government. In this respect the operating environment in Vietnam is improving as the Vietnamese government makes new efforts to encourage investment. Additionally we continue to educate investors with potential institutional/broker site visits.

Bau is a high-value, quality development project with clear strategic appeal, however the market is not yet ascribing material value to it or recognizing the attractive fiscal regime and lower risk operating environment of Malaysia compared to certain other SE Asian jurisdictions. We will continue drilling to increase Bau’s resource base, and increase confidence in that resource base by conversion of Inferred resources to Measured & Indicated status. We are on track to deliver the feasibility study on first stage production at Bau during the third or fourth quarter 2013. We see this as a near-term catalyst in terms of market perception.

Our early stage Capcapo project has significant potential, with very promising initial due diligence drill results. We are about to commence exploration activities there.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

BESRA GOLD INC.

John A.G. Seton
Chief Executive Officer

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For further information contact:

James W. Hamilton
Vice-President Investor Relations
T: (416) 572-2525
F: (416) 572-4202
TF: 1-888-902-5522
TF: 1800-308 - 602 (Australia)
info@besra.com
www.besra.com

The technical information in this press release has been prepared under the supervision of Mr Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr Murfitt is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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